SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 2)

GLOBAL SECURITY AGENCY INC.
(Name of Issuer)

Common Stock, par value $0.00001 per share
(Title of Class of Securities)

08117L106
(CUSIP Number)

Ronald Relf
12818 Hwy # 105 West, Suite 2-G
Conroe, TX  77304
(888) 281-1618
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 31, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act. (However, see the Notes).

CUSIP No. 08117L106

(1)	Names of Reporting Persons: Ronald Relf
(2)	Check the Appropriate Box if a Member of a Group: (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds: OO
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: United States
Number of Shares Beneficially Owned by Each Reporting Person with:	(7)	Sole Voting Power: 1,000,000
	(8)	Shared Voting Power: 0
	(9)	Sole Dispositive Power: 1,000,000
	(10)	Shared Dispositive Power: 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,000,000
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐
(13)	Percent of Class Represented by Amount in Row (11): 1.5%
(14)	Type of Reporting Person: IN

Item 1.  Security and Issuer

This statement on Schedule 13D/A Amendment No.2) is filed on behalf of Ronald Relf and amends the Schedule 13D/A filed by Mr. Relf August 31, 2010. This statement on Schedule 13D/A relates to the common stock, par value $0.00001 per share of Global Security Agency Inc., a Nevada corporation (the “Issuer”). The principal executive offices of the Issuer are located at 12818 Hwy # 105 West, Suite 2-G, Conroe, TX 77304.

Item 2.  Identity and Background

(a)	Mr. Relf is a resident of the State of Texas, U.S.A.

(b)	The business address of Mr. Relf is 12818 Hwy # 105 West, Suite 2-G, Conroe, TX 77304.

(c)	The principal occupation of Mr. Relf is President of the Issuer.

(d)	During the past five years, Mr. Relf has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
During the past five years, Mr. Relf has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Relf is a citizen of the United States.

Item 3.  Source and Amount of Funds or Other Consideration

On August 31, 2010, Mr. Relf gifted 2,000,000 shares of the Issuer’s common stock to his spouse and 1,000,000 shares of the Issuer’s common stock to his daughter, who accepted the shares for investment purposes.

Item 4.  Purpose of Transaction

Mr. Relf gifted the Issuer’s common stock for personal reasons. Mr. Relf has no plans or proposals which relate to or would result in any of the matters listed in Items 4(a) to 4(j) of Schedule 13D.  Mr. Relf reserves the right to acquire additional securities of the Issuer, to dispose of such securities at any time or to formulate other purposes, plans or proposals regarding the Issuer or any of its securities.

Item 5.  Interest in Securities of the Issuer

(a)	Mr. Relf is the beneficial owner of 1,000,000 shares or approximately 1.5% of the Issuer’s outstanding common stock.

(b)	Mr. Relf has sole power to vote and sole power to dispose of the shares of the Issuer’s common stock owned by him.

(c)
Given the minimal value of the shares, Mr. Relf was gifted 4,000,000 shares of the Issuer’s common stock on August 10, 2010 from the former President of the Company upon his resignation and the appointment of Mr. Relf in his place. Mr. Relf has not effected any other transactions in the Issuer’s common stock within the past 60 days.

(d)	Not applicable.

(e)	Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None.

Item 7.  Materials to be Filed as Exhibits

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  August 31, 2010

/s/Ronald Relf
Ronald Relf

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